UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-42553

Baiya International Group Inc.

(Translation of registrant’s name into English)

Room 18022, Floor 18, 112 W. 34th Street, New York, NY 10120

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Explanatory Note

Attached hereto as Exhibits 99.1 and 99.2 are Registrant’s Interim Unaudited Consolidated Financial Statements as of June 30, 2025 and for the Six Months ended June 30, 2025 and June 30, 2024 and Management’s Discussion and Analysis.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Unaudited Consolidated Financial Statements as of June 30, 2025 and for the Six Months Ended June 30, 2025 and 2024
99.2	Management’s Discussion and Analysis
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2025	BAIYA INTERNATIONAL GROUP INC.

	By:	/s/ Siyu Yang
Siyu Yang
Chief Executive Officer

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